December 1, 2006

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ   08053

Re:	Hill International, Inc.
	Post-effective Amendments Nos. 1 and 2 to
      Registration Statement on Form S-3 filed on November 13,
2006
      File No. 333-114816

Dear Mr. Richter:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page ii
1. The registration statement should be amended to incorporate by reference the company`s Form 10-Q for the third quarter ended on September 30, 2006.
2. Paragraph (d) should be expanded to include the company`s Form
8-K
filed on November 14, 2006 and amended Forms 8-K filed on November
17,
2006 and November 22, 2006.


Legal Matters, page 9
3. We note that the company will file the opinion of McCarter &
English, LLP as an exhibit in the amended registration statement.
Please allow adequate time after filing for further review by the staff.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Lesli Sheppard, Attorney, at (202)
551-
3708.

Sincerely,



Pamela A. Long
      Assistant Director



cc:	Jeffrey A. Baumel, Esq.
      McCarter & English, LLP
      Four Gateway Center
      100 Mulberry Street
      Newark, New Jersey  07102

Mr. Irvin E. Richter
Hill International, Inc.
December 1, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE